UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 2, 2017, and entitled “Orbotech Reports Second Quarter 2017 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Operations.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBITDA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS SECOND QUARTER 2017 RESULTS

2017 second quarter highlights

•	Revenues of $210.7 million

•	Gross margin of 46.8%

•	GAAP EPS of $0.51 (diluted); non-GAAP EPS of $0.67 (diluted)

•	Record quarterly bookings

2017 second half guidance

•	Revenue range: $460 million to $480 million, split about evenly between the third and the fourth quarters of 2017

•	Gross margin range 47.0%-47.5% based on current expectations of product mix

YAVNE, ISRAEL, August 2, 2017 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the second quarter of 2017.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are very pleased to report robust financial results for the second quarter of 2017. Each of our operating divisions performed strongly and we achieved overall record quarterly bookings. While these results certainly echo the current favorable industry conditions, they are also the fruit of the Company’s steady and selective investment in research and development over the long-term, and reflect the technological leadership which our solutions offer in the highly competitive industries that we serve. New and emerging growth opportunities in areas such as advanced smartphones, automotive and flat panel displays, mean that our total addressable market continues to expand. Our strong backlog and order book reinforce our belief that we will meet our execution plans for 2017.”

Revenues for the second quarter of 2017 totaled $210.7 million, compared with $196.0 million in the second quarter of 2016, and $187.6 million in the first quarter of 2017.

In the Company’s Production Solutions for Electronics Industry segment:

•	Revenues from the Company’s printed circuit board (“PCB”) business were $82.5 million (including $51.1 million in equipment sales) in the second quarter of 2017. This compares to PCB revenues of $72.6 million (including $43.8 million in equipment sales) in the second quarter of 2016.
•	Revenues from the Company’s flat panel display (“FPD”) business were $69.7 million (including $58.6 million in equipment sales) in the second quarter of 2017. This compares to FPD revenues of $49.9 million (including $39.8 million in equipment sales) in the second quarter of 2016.
•	Revenues from the Company’s semiconductor device (“SD”) business were $54.9 million (including $44.1 million in equipment sales) in the second quarter of 2017. This compares to SD revenues of $67.5 million (including $53.6 million in equipment sales) in the second quarter of 2016.

Revenues in the Company’s other segments totaled $3.6 million in the second quarter of 2017, compared with $6.0 million in the second quarter of 2016.

Service revenues for the second quarter of 2017 were $55.3 million, compared with $55.0 million in the second quarter of 2016.

Gross profit and gross margin in the second quarter of 2017 were $98.6 million and 46.8%, respectively, compared with $89.9 million and 45.9%, respectively, in the second quarter of 2016.

GAAP net income and GAAP net income margin in the second quarter of 2017 were $25.0 million and 11.9% respectively, compared with $13.3 million, and 6.8% respectively in the second quarter of 2016.

GAAP earnings per share (diluted) for the second quarter of 2017 were $0.51, compared with $0.30, for the second quarter of 2016.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the second quarter of 2017 were $44.3 million and 21.0%, respectively, compared with $39.1 million and 20.0%, respectively, in the second quarter of 2016.

Non-GAAP net income and non-GAAP net income margin for the second quarter of 2017 were $32.9 million and 15.6%, respectively, compared with $27.0 million and 13.8%, respectively, for the second quarter of 2016.

Non-GAAP earnings per share (diluted) for the second quarter of 2017 were $0.67, compared with $0.60 per share, for the second quarter of 2016.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of June 30, 2017, the Company had cash, cash equivalents, short term bank deposits and marketable securities of $226.3 million, and debt of $72.3 million. During the second quarter of 2017, the Company generated cash from operations of $27.1 million. As of June 30, 2017, the actual number of ordinary shares outstanding was approximately 47.9 million.

Second half 2017 Guidance

The Company expects revenues for the second half of 2017 to be in the range of $460 million to $480 million, split about evenly between the third and the fourth quarters of 2017. The Company expects gross margin for the second half of 2017 to be in the range of 47.0%-47.5%, based on current expectations of product mix.

Conference Call

An earnings conference call for the Company’s second quarter 2017 results is scheduled for today, August 2, 2017, at 8:30 a.m. EDT. The dial-in number for the conference call is + 1-212-444-0481 or (US toll-free) 877-280-2342 and a replay will be available on telephone number +1-347-366-9565 or (US toll-free) 866-932-5017 until August 16, 2017. The pass code is 7122808 or Orbotech Q2. A live webcast of the conference call can also be heard by accessing the Company’s website at: https://edge.media-server.com/m6/p/t7znkw2r. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioarchives.

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of PCBs, FPDs and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For further information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel (see below), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

In addition, in May 2017 the Company received a $58 million assessment from the Israel Tax Authority with respect to the ongoing tax audit in Israel. The Company believes that it has provided adequately for any reasonably foreseeable outcomes related to the tax audit; however, future results may include unfavorable material adjustments to estimated tax liabilities in the period when the assessment is resolved or the audit is closed. In addition, the Israel Tax Authority is investigating the Company’s tax positions. Given that the process is in its preliminary stages, the Company cannot assure the outcome or timing of completion of the assessment process or investigation, including the amount of tax ultimately payable, and additional penalties, criminal sanctions, fines and other amounts that may be imposed as a result of the assessment and investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation. The outcome may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years.

Furthermore, during the second quarter of 2017, the Company elected to implement certain provisions of the Israeli Law for the Encouragement of Capital Investments related to preferred enterprises in Israel. Although the Company is unable to predict the precise impact of this tax election, it believes the tax election will be beneficial over the long term and it does not expect that the tax election will result in a material increase in its effective tax rate for 2017.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	June 30, 2017	December 31, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$214,608	$216,292
Restricted cash		12,487
Marketable securities	204
Short-term bank deposits	3,442	789
Accounts receivable - trade	361,237	326,343
Prepaid expenses and other current assets	48,316	47,258
Inventories	152,142	132,435

Total current assets	779,949	735,604

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	8,064	7,012
Funds in respect of employee rights upon retirement	10,121	8,375
Deferred income taxes	21,740	19,840
Equity method investee and other receivables	5,191	9,113

	45,116	44,340

PROPERTY, PLANT AND EQUIPMENT, net	65,092	62,375

OTHER INTANGIBLE ASSETS, net	80,263	84,210

GOODWILL	176,804	176,374

Total assets	$1,147,224	$1,102,903

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	84,494	72,085
Other	102,719	114,692
Deferred income	31,009	28,576

Total current liabilities	234,586	231,717

LONG-TERM LIABILITIES:
Long-term loan, net	55,886	72,002
Liability with respect to Applied Microstructure, Inc. (“AMST”)	1,471	1,471
Liability for employee rights upon retirement	23,753	22,973
Deferred income taxes	13,169	14,392
Other tax liabilities	9,226	7,567

Total long-term liabilities	103,505	118,405

Total liabilities	338,091	350,122

EQUITY:
Share capital	2,386	2,381
Additional paid-in capital	425,919	420,185
Retained earnings	480,109	440,159
Accumulated other comprehensive loss	(2,732)	(9,221)

	905,682	853,504
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	806,143	753,965
Non-controlling interest	2,990	(1,184)

Total equity	809,133	752,781

Total liabilities and equity	$1,147,224	$1,102,903

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
Revenues	$398,312	$386,407	$210,663	$195,980
Cost of revenues	212,572	210,895	112,048	106,071

Gross profit	185,740	175,512	98,615	89,909

Operating expenses:

Research and development, net	58,741	52,704	30,066	26,135
Selling, general and administrative	66,456	61,289	32,503	31,266
Equity in earnings of Frontline	(2,355)	(1,677)	(1,305)	(1,041)
Amortization of intangible assets	12,264	13,135	6,371	6,840

Total operating expenses	135,106	125,451	67,635	63,200

Operating income	50,634	50,061	30,980	26,709
Financial expenses - net	3,573	14,147	1,567	9,483

Income before taxes on income	47,061	35,914	29,413	17,226
Taxes on income	7,687	6,714	4,819	3,869
Share in losses of equity method investee		300		150

Net income	39,374	28,900	24,594	13,207
Net loss attributable to non-controlling interests	(576)	(194)	(436)	(133)

Net income attributable to Orbotech Ltd.	$39,950	$29,094	$25,030	$13,340

Basic earnings per share	$0.83	$0.67	$0.52	$0.30

Diluted earnings per share	$0.82	$0.65	$0.51	$0.30

Weighted average number (in thousands) of shares used in computation of:
Basic earnings per share	47,909	43,603	47,907	44,019
Diluted earnings per share	48,806	44,527	48,868	44,992

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
Reported operating income on GAAP basis	$50,634	$50,061	$30,980	$26,709
Equity-based compensation expenses	4,502	2,958	2,284	1,278
Amortization of intangible assets	12,264	13,135	6,371	6,840

Non-GAAP operating income	$67,400	$66,154	$39,635	$34,827

Reported net income attributable to Orbotech Ltd. on GAAP basis	$39,950	$29,094	$25,030	$13,340
Equity-based compensation expenses	4,502	2,958	2,284	1,278
Amortization of intangible assets	12,264	13,135	6,371	6,840
Tax effect of non-GAAP adjustments	(1,496)	(1,523)	(748)	(794)
Share in losses of equity method investee		300		150
Charges associated with the retirement of the 2014 Credit Agreement		6,228		6,228

Non-GAAP net income	$55,220	$50,192	$32,937	$27,042

GAAP earnings per diluted share	$0.82	$0.65	$0.51	$0.30

Non-GAAP earnings per diluted share	$1.13	$1.13	$0.67	$0.60

Shares used in earnings per diluted share computation - in thousands	48,806	44,527	48,868	44,992

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
Net income attributable to Orbotech Ltd. on GAAP basis	$39,950	$29,094	$25,030	$13,340
Minority interest and equity losses	(576)	106	(436)	17
Taxes on income	7,687	6,714	4,819	3,869
Financial expenses - net	3,573	14,147	1,567	9,483
Depreciation and amortization	21,648	21,398	10,997	11,147
Equity-based compensation expenses	4,502	2,958	2,284	1,278

ADJUSTED EBITDA	$76,784	$74,417	$44,261	$39,134

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$39,374	$28,900	$24,594	$13,207
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,648	21,398	10,997	11,147
Compensation relating to equity awards granted to employees and others - net	4,502	2,958	2,284	1,278
Increase in liability for employee rights upon retirement, net	157	879	287	632
Long-term loans discount amortization		1,866		1,566
Deferred financing costs amortization		5,460	(132)	4,662
Deferred income taxes	(5,461)	(1,678)	(5,783)	(464)
Amortization of premium and accretion of discount on marketable Securities, net	1	94	334	28
Equity in earnings of Frontline, net of dividend received	(383)	839	(409)	650
Other	417	388	327	238
Increase in accounts receivable:
Trade	(34,893)	(7,224)	(7,452)	(2,899)
Other	(2,927)	(3,703)	(8,396)	(986)
Increase (decrease) in accounts payable and accruals:
Trade	12,358	(3,672)	13,504	(5,310)
Deferred income	2,433	(1,544)	1,217	(2,394)
Other	(1,487)	(6,396)	5,425	(652)
Decrease (increase) in inventories	(17,904)	(1,115)	(9,722)	1,015

Net cash provided by operating activities	17,835	37,450	27,075	21,718

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(11,914)	(12,115)	(6,935)	(6,358)
Consideration received for the sale of the Thermal product business		12,000		12,000
Withdraw of (investment in) bank deposits	(2,653)	6,488	(2,641)	(19)
Purchase of marketable securities	(1,994)	(2,244)	(702)	(976)
Redemption of marketable securities	804	2,337		1,180
Investment in equity method investee		(1,000)
Decrease (increase) in funds in respect of employee rights upon retirement	(1,122)	126	(65)	66

Net cash provided by (used in) investing activities*	(16,879)	5,592	(10,343)	5,893

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan		(239,635)		(214,028)
Repayment of bank loan	(16,364)		(16,364)
Bank loan, net of $2 million financing costs		108,031		108,031
Issuance of shares, net		99,962		99,962
Employee share options exercised	1,237	3,464	570	1,389

Net cash used in financing activities	(15,127)	(28,178)	(15,794)	(4,646)

Net increase (decrease) in cash, cash equivalents and restricted cash*	(14,171)	14,864	938	22,965
Cash, cash equivalents and restricted cash at beginning of period*	228,779	175,719	213,670	167,618

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD*	$214,608	$190,583	$214,608	$190,583

*	Reclassified

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; (v) share in losses of equity method investee and amounts associated with non-controlling interests company; and/or (vi) charges associated with the financing activities related to the retirement of the Company’s credit Agreement entered into in 2014.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures. This item is inconsistent in amount and frequency. By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company. Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2016, and its other SEC filings.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date:	August 3, 2017